                                             Filed Pursuant to Rule 424(b)(1)
                                             Registration No.  333-14717

PROSPECTUS

                                  $150,000,000

                                      LOGO
                               7% SENIOR NOTES DUE 2006

                               ------------------

    Interest on the 7% Senior Notes due November 1, 2006 (the "Notes") of Borg-Warner Automotive, Inc. (the "Company") offered hereby is payable semiannually on May 1 and November 1 of each year, beginning May 1, 1997. The Notes are unsecured, not redeemable prior to maturity and not entitled to any sinking fund.

    The Notes will be represented by one or more global securities (the "Global Note") registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as the Depositary. Interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes -- Global Note" and " -- Payments of Principal and Interest."

    The Notes have been approved for listing on the New York Stock Exchange, Inc. ("NYSE"), subject to official notice of issuance.

    FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 8.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
            CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                  PRICE TO           UNDERWRITING         PROCEEDS TO
                                                 PUBLIC(1)           DISCOUNT(2)         COMPANY(1)(3)
----------------------------------------------------------------------------------------------------------
Per Note                                          99.736%               .65%>               99.086%
----------------------------------------------------------------------------------------------------------
Total                                           $149,604,000           $975,000           $148,629,000
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from November 5, 1996.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $285,000.

                               ------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Global Note will be made through the facilities of DTC, on or about November 5, 1996, against payment therefor in same-day funds.

                               ------------------

MERRILL LYNCH & CO.
               CHASE SECURITIES INC.

                               MORGAN STANLEY & CO.
                                       INCORPORATED
                                            NATIONSBANC CAPITAL MARKETS, INC.
                               ------------------

                The date of this Prospectus is October 31, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048; and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Additionally, reports, proxy statements and other information concerning the Company filed pursuant to the Exchange Act are available for inspection at the NYSE located at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is hereby made to the Registration Statement and the exhibits thereto, which may be obtained from the Commission in the manner set forth above. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Incorporated herein by reference are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (including the portions of the Company's annual report to stockholders incorporated by reference therein), as amended by the Form 10-K/A (Amendment No. 1) filed on June 28, 1996, as further amended by the Form 10-K/A (Amendment No. 2) filed on July 1, 1996; (ii) the Company's proxy statement dated March 22, 1996 for its Annual Meeting of Stockholders held on April 23, 1996 (other than the sections entitled "Compensation Committee Report on Executive Compensation" and "Performance Graph" which shall not be so incorporated); (iii) the Company's Form 10-Qs for the quarters ended March 31, 1996 and June 30, 1996; and (iv) the Company's Current Reports on Form 8-K dated January 19, 1996 and June 17, 1996.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to each person to whom a Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such documents should be submitted in writing to Borg-Warner Automotive, Inc., 200 South Michigan Avenue, Chicago, Illinois 60604, Attention: Leslie Cleveland Hague, Director of Communications/Investor Relations, or by telephone at (312) 322-8607 or (312) 322-8547.

                      ------------------------------------

     CERTAIN STATEMENTS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS ARE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON PAGE 8 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.
                      ------------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" refer to Borg-Warner Automotive, Inc., a Delaware corporation and its subsidiaries, and references to the "Notes" refer to the $150,000,000 principal amount of 7% Senior Notes due 2006 of the Company offered hereby.

                                  THE COMPANY

     The Company is a leading, global Tier I supplier of highly engineered systems and components, primarily for automotive powertrain applications. These products are manufactured and sold worldwide, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport utility vehicles and light trucks. The Company, which operates 36 manufacturing facilities in 12 countries serving the North American, European and Asian automotive markets, is an original equipment supplier to every major OEM in the world. The Company has achieved its current leadership position and is well positioned to benefit from emerging trends in the global automotive markets as a result of several key competitive strengths, including: (i) the ability to supply its customers globally; (ii) demonstrated technological expertise in developing highly engineered systems and components; (iii) strong relationships with all major OEMs; (iv) significant market shares in a number of its key products; and (v) a strong presence in and focus on high-growth vehicle categories and platforms.

     The Company's products fall into four operating groups: Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems (formerly known as Control Systems). The Powertrain Systems group accounted for $544.8 million (40%) of 1995 consolidated sales before inter-business eliminations. Its primary products include four-wheel and all-wheel drive transfer cases and manual transmissions. The Company supplies substantially all of the four-wheel drive ("4WD") transfer cases for Ford Motor Company ("Ford"), including those installed on the Ford Explorer, the best selling sport utility vehicle in the United States in 1995, and the Ford F-150 pickup truck. The Company has designed and developed an exclusive 4WD Torque-On-Demand(TM) ("TOD(TM)") transfer case, available on the Ford Explorer and on the new Ford Expedition, which allows vehicles to automatically shift from two-wheel drive to 4WD when electronic sensors indicate it is necessary.

     The Automatic Transmission Systems group accounted for $454.4 million (33%) of 1995 consolidated sales before inter-business eliminations. Its products include friction plates, transmission bands, one-way clutches and torque converters for automatic transmissions. The Company is a supplier to virtually every major automatic transmission manufacturer in the world. The Company's 50%-owned joint venture in Japan, NSK-Warner Kabushiki Kaisha ("NSK-Warner"), with 1995 sales of $337 million, is a leading producer of friction plates and one-way clutches in Japan.

     The Morse TEC group accounted for $257.6 million (19%) of 1995 consolidated sales before inter-business eliminations. Morse TEC manufactures chain and chain systems including HY-VO(R) front-wheel drive ("FWD") and 4WD chain, MORSE GEMINI(TM) Transmission Chain Systems, timing chain and timing chain systems, crankshaft and camshaft sprockets, chain tensioners and snubbers. The Company is a supplier to every major manufacturer that uses chain for such applications.

     The Air/Fluid Systems group accounted for $107.6 million (8%) of 1995 consolidated sales before inter-business eliminations. The Company's air and fluid management products include mechanical, electromechanical and electronic components and systems used for engine and emission control, fuel and vapor management, electronically controlled automatic transmissions and steering and suspension systems. The Air/Fluid Systems group is the Company's fastest growing group and has grown from $52.1 million of consolidated sales in 1991 to $107.6 million in 1995 (a compound annual growth rate of 20%). On June 17, 1996, the Company acquired the operations and substantially all of the operating assets of the Holley Automotive, Coltec Automotive and Performance Friction Products divisions (collectively, the "Coltec Divisions") of Coltec Industries Inc. for $283 million in cash (the "Coltec Acquisition"). The Coltec Divisions have a broad base of air and fluid management products, established OEM relationships, and three technologically advanced manufacturing facilities. These operations produced combined sales of $255 million in 1995. As a result of the Coltec Acquisition, the Air/Fluid Systems group will comprise a significantly greater portion of the Company's revenues. The Coltec Acquisition was financed with borrowings under the Company's revolving credit facility.

     The Company believes that it is a leading supplier to major OEMs worldwide in each of its four product groups. For Powertrain Systems, the Company believes that it is the world's leading independent manufacturer of 4WD transfer cases, manufacturing approximately 847,000 transfer cases in 1995, principally for Ford. The Company also believes that, including its NSK-Warner joint venture, the Automatic Transmission Systems group is a leading manufacturer and supplier of friction elements and one-way clutches in North America, Europe and Asia. Similarly, the Morse TEC group manufactures transmission chains for FWD transmissions and 4WD transfer cases for every major OEM who uses chain for such applications. Finally, the Coltec Acquisition will position the Air/Fluid Systems group to become a leading supplier of air and fluid management systems with over 80% of its 1995 pro forma sales to the three largest North American OEMs -- Ford, General Motors Corporation ("GM") and Chrysler Corporation ("Chrysler"). As a result of the Coltec Acquisition, the Air/Fluid Systems group will almost double the Company's sales to Chrysler.

     The Company's business objective is to maintain its position as one of the leading independent suppliers of highly engineered systems and components for automotive powertrain applications. The Company pursues this objective in several ways. First, the Company seeks to maintain its position and reputation as a technological leader in its product groups. Second, the Company seeks to maintain its price competitiveness by continuing to improve the efficiency of its operations, including its production processes. Third, the Company believes that it is well positioned to take advantage of certain trends within the global automotive market. The Company believes that these trends include (i) a growing demand for automatic transmissions with a greater number of speeds (the Company's component content in an automatic transmission rises as the number of speeds increases), (ii) a growing demand for 4WD vehicles, (iii) an increasing demand for overhead cam engines, (iv) a growing demand for automatic transmissions and air and fluid management systems in Europe and in Asia, (v) the increasing tendency of OEMs to purchase integrated systems rather than individual components, and (vi) demand in markets outside the United States for air and fluid management products, particularly emission controls. Fourth, the Company continues to pursue strategic joint ventures and selected acquisitions within its existing or related lines of business. The Company continues to maintain its strong presence in Europe and Asia as a result of its recent acquisitions and joint ventures. The Company believes its global presence will enable it to better withstand the effect of cyclical downturns in the United States automotive market, while serving its OEM customers as a global supplier.

     Over the past several years, the Company has remained focused on and committed to achieving its business objective. Sales have increased from $820 million in 1991 to $1.33 billion in 1995, reflecting a 12.8% compound annual growth rate and outperforming the approximately 4% compound annual growth rate of North American vehicle sales. The Company's sales outside the United States are increasing and in 1995 represented 16% of consolidated sales. Including unconsolidated joint ventures, 1995 sales outside the United States constituted 33% of total sales. The Company's sales have increased at a greater rate than market growth as a result of higher content per vehicle and higher market share. The Company's emphasis on providing systems and introduction of new technologies has enabled it to substantially increase its content per vehicle. For example, the timing system on the Ford modular engine consists of up to four chains as well as sprockets, snubbers and tensioners as compared with a single timing chain on the previous generation pushrod engine. The Company's market share gains have been achieved during a period of OEM supplier consolidation which has benefited the Company. Such growth in sales has been accompanied by growth in profitability. Over the same period, earnings before interest and taxes ("EBIT") increased from $22 million in 1991 to $125 million in 1995, with EBIT margins rising from 2.6% in 1991 to 9.4% in 1995, and sales per employee rising from $128,000 in 1991 to $163,000 in 1995.

     The Company's executive offices are located at 200 South Michigan Avenue, Chicago, Illinois 60604, telephone (312) 322-8500.

                              RECENT DEVELOPMENTS

     On October 21, 1996, the Company entered into an agreement to sell its North American manual transmission manufacturing business located in Muncie, Indiana, to Transmisiones Y Equipos Mecanicos S.A. De C.V. (Tremec). Under the terms of the agreement, the Company will receive $20 million in cash at closing for certain assets of its North American manual transmission business plus approximately $20 million during the transition period (which is expected to last 18 months) for the value of inventory and certain services to be provided. Consummation of the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as satisfaction of certain other customary conditions. As a result of the transaction, the Company currently expects to take a one-time charge of $35 million, or $1.50 per share, in the fourth quarter of 1996. This charge includes costs associated with the sale of the assets, costs necessary to supply existing customers while the business is transferred to its new location, and costs related to restructuring the Company's Muncie, Indiana operation. The Company expects that a substantial portion of the proceeds from the sale will be reinvested in the Muncie plant's remaining 4WD transfer case manufacturing operation. See "Risk Factors -- Sale of Manual Transmission Business."

     On October 23, 1996, the Company reported that its third quarter 1996 net income was $18.8 million, or $0.80 per share, an increase of 42% compared with $13.2 million, or $0.56 per share, reported in the third quarter of 1995. The Company's sales for the third quarter of 1996 increased 30% to $387.7 million compared with $298.5 million in the third quarter of 1995. The Company also reported that net income for the first nine months of 1996 was $52.9 million, or $2.25 per share, compared with net income of $51.8 million, or $2.20 per share for the first nine months of 1995. The Company's sales for the first nine months of 1996 increased 14% to $1,118.4 million compared with sales of $982.3 million in the first nine months of 1995. With respect to the Company's quarterly sales increase, $55 million was contributed by the Coltec Divisions acquired in June 1996 and $3.7 million was contributed by France's Societe de l'Usine de la Marque ("SUM") acquired in 1995. For the third quarter of 1996, the Company announced that Air/Fluid Systems' sales increased 240% to $87.0 million (an increase of 10% excluding the Coltec Acquisition and the SUM acquisition); Automatic Transmission Systems' sales increased 10% to $116.9 million; Morse TEC's sales increased 22% to $68.1 million; and Powertrain Systems' sales increased 5% to $125.1 million (an increase of 14% without manual transmissions).

                                  THE OFFERING

Notes......................  $150,000,000 principal amount of 7% Senior Notes due 2006.

Maturity Date..............  November 1, 2006.

Interest Payment Dates.....  May 1 and November 1, beginning May 1, 1997.

Ranking....................  The Notes will be senior unsecured obligations of the Company, ranking pari passu with all other senior unsecured obligations of the Company.

Certain Covenants..........  The Indenture (as defined) will contain certain covenants including, but not limited to, covenants with respect to the following matters: (i) limitation on liens; (ii) limitation on sale/leaseback transactions; and (iii) restrictions on consolidation, merger and sale of all or substantially all of the assets of the Company to another person.

Listing....................  The Notes have been approved for listing on the
                             NYSE, subject to official notice of issuance.

Use of Proceeds............  The Company will use the net proceeds from the offering of the Notes to reduce amounts outstanding under the Company's revolving credit facility.

Risk Factors...............  For information concerning certain factors that should be considered by prospective investors, see "Risk Factors" beginning on page 8 of this Prospectus.

 For additional information with respect to the Notes, see "Description of the
                                    Notes."

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following summary historical consolidated financial information for the Company for the five years ended December 31, 1995 and for the six-month periods ended June 30, 1995 and 1996 has been derived from the consolidated financial statements of the Company for such periods. The information for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 is derived from the audited financial statements of the Company. The information for the six-month periods ended June 30, 1995 and 1996 is not audited, but in the opinion of management is a fair presentation of such information. This information is qualified by reference to the historical consolidated financial statements of the Company incorporated by reference herein. See "Incorporation of Certain Information by Reference."

                                                                                                    SIX MONTHS
                                                                                                       ENDED
                                                       YEAR ENDED DECEMBER 31,                       JUNE 30,
                                         ----------------------------------------------------   -------------------
                                           1991       1992       1993       1994       1995       1995       1996
                                         --------   --------   --------   --------   --------   --------   --------
                                                        (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Net sales..............................  $  820.3   $  926.0   $  985.4   $1,223.4   $1,329.1   $  683.8   $  730.7
Cost of sales..........................     660.4      755.2(a)    769.3     948.4    1,044.9      530.0      575.0
Depreciation...........................      62.0(b)     64.3(a)     57.9     60.9       68.0       35.3       35.9
Selling, general and administrative
  expenses.............................      77.7       69.6       83.5       92.1       97.8       52.7       60.0
Minority interest......................      (1.3)      (1.3)       0.1        1.4        2.0        1.0        1.2
Goodwill amortization..................       9.7        9.7        9.7        9.6        9.6        4.7        5.4
Equity in affiliate earnings and other
  income...............................      (9.9)      (6.9)     (10.6)     (10.6)     (18.6)     (10.1)      (6.9)
Interest expense and finance charges...      53.8(d)     44.8(d)     18.4     13.9       14.2        7.1        7.0
Provision for income taxes.............       3.7        2.7       24.3       43.3       37.0       24.5       19.0
                                         --------   --------   --------   --------   --------   --------   --------
Earnings (loss) before cumulative
  effect of accounting change..........     (35.8)     (12.1)      32.8       64.4       74.2       38.6       34.1
Cumulative effect of change in
  accounting(b)........................       4.8         --     (130.8)        --         --         --         --
                                         --------   --------   --------   --------   --------   --------   --------
Net earnings (loss)....................  $  (31.0)  $  (12.1)  $  (98.0)  $   64.4   $   74.2   $   38.6   $   34.1
                                         ========   ========   ========   ========   ========   ========   ========
Earnings (loss) per share before
  cumulative effect of accounting
  change(b)............................        --   $  (0.53)  $   1.41   $   2.75   $   3.15   $   1.65   $   1.45
Net earnings (loss) per share(c).......        --   $  (0.53)  $  (4.21)  $   2.75   $   3.15   $   1.65   $   1.45
Average shares outstanding
  (thousands)(c).......................        --     23,005     23,284     23,424     23,562     23,461     23,519
Cash dividend declared per share.......        --         --   $  0.125   $   0.45   $   0.60   $   0.30   $   0.30
Ratio of earnings to fixed
  charges(e)...........................        (d)        (d)       3.9        7.9        7.0        7.9        7.0
OTHER FINANCIAL DATA
Research and development...............  $   26.9   $   26.8   $   25.2   $   33.8   $   36.7   $   18.7   $   23.3
Capital expenditures...................      53.9       47.7       65.5       98.8       92.5       37.6       32.0
Number of full-time employees
  (thousands)..........................       6.4        6.7        6.6        7.8        8.6        8.5       10.1(f)
Sales per full-time employee
  (thousands)..........................  $  128.0   $  139.0   $  149.0   $  158.0   $  163.0   $  170.0   $  164.0(f)
BALANCE SHEET DATA (AT END OF PERIOD)
Net property, plant and equipment......  $  463.5   $  412.9   $  418.3   $  462.3   $  523.0   $  502.7   $  539.3
Total assets...........................   1,080.0    1,074.2    1,159.4    1,240.3    1,335.2    1,337.1    1,649.9
Total debt.............................        --(d)       --(d)    159.6    107.3      134.7      168.7      358.4
BW-Security investment(g)..............     743.5      728.2         --         --         --         --         --
Stockholders' equity(g)................        --         --      459.1      534.9      600.0      586.3      619.9

---------------

(a) Cost of sales for 1992 included a $28.7 million charge for the write-off of excess capacity and depreciation included $7.3 million related to such capacity.

(b) Amounts reflect the adoption of Statement of Financial Accounting Standards ("SFAS") No. 109 in 1991 and SFAS No. 106 in 1993. In 1991, depreciation increased by $11.2 million because of an adjustment to fixed assets related to the adoption of SFAS No. 109.

                                         (footnotes continued on following page)

(c) Earnings per share for 1992 and 1993 have been calculated assuming that the initial public offering of the Company's Common Stock completed in August 1993 had been completed on January 1, 1992.

(d) Prior to the spin-off of the Company by BW-Security on January 27, 1993 (the "Spin-Off"), interest was allocated to the Company on the basis of the Company's relative operating investment compared to BW-Security's overall capital investment (debt plus equity). Prior to the Spin-Off, all debt was considered to be part of the BW-Security investment.

(e) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes, fixed charges and capitalized interest amortization expense. "Fixed charges" consist of interest expense excluding the benefit of capitalized interest and including one-third of rental expense (approximate portion representing interest).

(f) For the six months ended June 30, 1996, number of full-time employees includes employees from the Coltec Acquisition but sales per full-time employee excludes such employees because the Coltec Acquisition was completed near the end of the period.

(g) Prior to the Spin-Off, the Company was wholly owned by BW-Security and its stockholders' equity is reported as BW-Security investment. After the Spin-Off, the Company's equity is reported as stockholders' equity.

                                  RISK FACTORS

     The following factors, as well as the information contained elsewhere or incorporated by reference in this Prospectus, should be carefully considered by prospective investors before any decision is made to invest in the Notes.

HOLDING COMPANY STRUCTURE

     The operations of the Company are conducted through its subsidiaries and, therefore, the Company is substantially dependent on the earnings and cash flow of its subsidiaries to meet its debt obligations, including its obligations with respect to the Notes. Because the assets of its subsidiaries constitute effectively all of the assets of the Company, and because these subsidiaries do not guarantee the payment of principal of and interest on the Notes, the claims of the holders of the Notes effectively will be subordinated to the claims of creditors of such companies. As of June 30, 1996, total liabilities (other than intercompany liabilities) of the Company's subsidiaries were approximately $684.9 million and debt of the Company's subsidiaries was approximately $59.5 million.

AUTOMOTIVE INDUSTRY CYCLICALITY AND CONDITIONS

     The Company's principal operations are directly related to domestic and foreign automotive production. Automotive sales and production are cyclical and dependent upon general economic conditions and other factors. As compared to 1995, the Company expects automotive production in 1996 to be flat or to decline slightly in North America and Europe, and to improve slightly in Asia. Any significant reduction in automotive production would have an adverse effect on the level of the Company's sales to OEMs and the Company's financial position and operating results.

     One of the Company's primary North American customers, GM, has major contracts with the United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW") which have expired and are currently being renegotiated. It is possible that, if the UAW and GM do not successfully renegotiate such contracts, the UAW could call a strike against GM. Ford and Chrysler have recently entered into agreements with the UAW. Because of the United States OEMs' dependence on a single union, labor difficulties and work stoppages at OEMs' facilities have an impact on the Company. For example, a 17-day March 1996 work stoppage in two Dayton, Ohio GM plants resulted in the concomitant shutdown of the Company's production lines dedicated to the manufacture of products for GM vehicles. Although the Company took steps to minimize the consequences of the work stoppage, the Company lost $8.5 million in revenue as a result of the 17-day strike.

     Many of the Company's products are currently used exclusively in sport utility vehicles and light trucks, the most rapidly growing segment in the overall automotive market. Any significant reduction in production in this market segment would have an adverse effect on the level of the Company's sales to OEMs and the Company's financial position and operating results.

COMPETITION

     The Company competes worldwide with a number of other manufacturers and distributors which produce and sell similar products. Price, quality and technological innovation are the primary elements of competition. The Company's competitors include vertically integrated units of the Company's major OEM customers, as well as a large number of independent domestic and international suppliers. A number of these companies are larger and have greater resources than the Company. There can be no assurance that the Company's business will not be adversely affected by increased competition in the markets in which it operates.

     The competitive environment has also changed dramatically over the past few years as the Company's traditional United States OEM customers, faced with intense international competition, have expanded their worldwide sourcing of components. As a result, the Company has experienced competition from suppliers in other parts of the world which enjoy economic advantages such as lower labor costs, lower health care costs, and, in some cases, export subsidies and/or raw materials subsidies.

     There is also substantial and continuing pressure from the OEMs to reduce costs, including costs associated with outside suppliers such as the Company. Although OEMs have indicated that they will continue to rely on outside suppliers, a number of the Company's major OEM customers manufacture products for their own use that compete with the Company's products and these OEMs could elect to manufacture such products for their own use in place of the products now supplied by the Company. The

Company believes that its ability to develop proprietary new products and to control its own costs will allow it to remain competitive. However, there can be no assurance that the Company will be able to improve or maintain its gross margins on product sales to OEMs or that the recent trend by OEMs towards increased outsourcing will continue.

     Annual price reductions to OEM customers appear to have become a permanent feature of the Company's business environment. Price reductions net of economic cost increase adjustments granted in 1995 totalled approximately $8 million. To maintain its profit margins, the Company, among other things, seeks price reductions from its own suppliers, adopts improved production processes to increase manufacturing efficiency, updates product designs to reduce costs and develops new products whose benefits support increased pricing. The Company's ability to pass through increased raw material costs to its OEM customers is also limited, with cost recovery less than 100% and often on a delayed basis. There can be no assurance that the Company will be able to reduce costs in an amount equal to the annual price reductions and the increase in raw material costs.

RELIANCE ON MAJOR CUSTOMERS

     The Company's worldwide sales in 1995 to Ford and GM constituted approximately 41% and 25%, respectively, of its 1995 consolidated sales. The corresponding percentages for 1994 were 39% and 27%. No other customer accounted for more than 10% of the Company's consolidated sales in either 1995 or 1994. After giving effect to the Coltec Acquisition, sales to Ford and GM would have been approximately 40% and 26%, respectively, of 1995 consolidated sales. Sales to Chrysler constituted approximately 9% of total consolidated sales in 1995, and pro forma for the Coltec Acquisition, sales to Chrysler would have constituted approximately 13% of 1995 consolidated sales. The Company's 1995 consolidated sales do not include the approximately $394 million of sales made by the Company's unconsolidated joint ventures. If sales from unconsolidated joint ventures were included in 1995 consolidated sales, worldwide sales to Toyota Motor Corporation and its affiliates ("Toyota") would be approximately 10% of such sales.

     Although the Company has had long-standing relationships with each of Ford, GM, Chrysler and Toyota and sells a wide variety of products to various divisions of each company globally, if the Company lost any significant portion of its sales to any of these customers, it would have a material adverse effect on the financial condition and results of operations of the Company.

LABOR RELATIONS

     Approximately 50% of the Company's domestic hourly employees are unionized. The Company's two most significant domestic collective bargaining agreements expire in March 1998 for its Muncie, Indiana plant (transfer case and manual transmissions businesses), and in October 1998 for its Ithaca, New York plant (Morse TEC group). While the Company believes that its relations with its employees are good, a prolonged dispute could have a material adverse effect on the Company.

UNFUNDED PENSION OBLIGATIONS

     The Company has a substantial unfunded pension obligation. On December 31, 1995, the present values of the Company's projected benefit obligations and accumulated benefit obligations with respect to underfunded plans were $221.5 million and $217.7 million, respectively. The fair value of the Company's pension plan assets with respect to such plans as of December 31, 1995 was $135.7 million. The resulting unfunded portion of $85.8 million at December 31, 1995 compared with an unfunded portion of $77.5 million at December 31, 1994 (based on the Company's projected benefit obligations on the respective dates). This increase was due in part to a change in the discount rate from 8.5% in 1994 to 7.25% in 1995. Had the discount rate remained 8.5%, the unfunded portion as of December 31, 1995 would have been $20.8 million lower, or $65.0 million. Of the 1995 unfunded portion, approximately $29.4 million relates to pension obligations for the Company's German subsidiary, which does not require funding. The Company's long-term objective is to fund its entire pension obligation with funds that are generated from operations, although there can be no assurance that this will occur.

     In connection with the Spin-Off, the Company and BW-Security entered into an agreement with the Pension Benefit Guaranty Corporation (the "PBGC") resolving certain issues with respect to the Company's pension obligations. Pursuant to such agreement, the Company paid $17.5 million in 1993 to a specified underfunded plan of the Company and agreed to pay to such plan, in each year from 1993 through 2002, $1 million in excess of amounts that the Company would otherwise be required to contribute under statutory or contractual obligations. BW-Security also agreed to become the sponsor of two plans covering certain employees of certain discontinued automotive operations, and the Company will have no further liability for such plans. In addition, the Company agreed to file certain reports and financial statements with the PBGC and to give the PBGC advance notice of certain significant asset sales.

SALE OF MANUAL TRANSMISSION BUSINESS

     The Company has entered into an agreement to sell its North American manual transmission business, which is based in the Company's Muncie, Indiana plant. See "Summary -- Recent Developments" and "Risk Factors -- Labor Relations." Although profitable in 1994, this business lost money on an operating basis in 1995 and has continued to lose money during 1996 due to a decline in volume. The business has a nominal investment of approximately $60 million, including $21 million in working capital. This amount does not reflect any retirement-related liabilities. As a result of the transaction, the Company currently expects to take a one-time charge of $35 million, or $1.50 per share, in the fourth quarter of 1996. This charge includes costs associated with the sale of the assets, costs necessary to supply existing customers while the business is transferred to its new location, and costs related to restructuring the Company's Muncie, Indiana operation. There can be no assurance that the transaction will be consummated as currently contemplated or that the charge actually taken by the Company with respect to this transaction will not be greater than the currently contemplated charge.

ENVIRONMENTAL REGULATION AND PROCEEDINGS

     The Company's operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. The Company believes that its business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operation of automotive parts manufacturing plants entails risks in these areas, and there can be no assurance that the Company will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

     The Company believes that the overall impact of compliance with regulations and legislation protecting the environment will not have a material adverse effect on its future financial position or results of operations, although no assurance can be given. Capital expenditures and expenses in 1995 attributable to compliance with such regulations and legislation were not material.

     The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties ("PRPs") at 28 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws, and, as such, may be liable for the cost of clean-up and other remedial activities at these sites. Responsibility for clean-up and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula.

     Based on information available to the Company which, in most cases, includes an estimate of allocation of liability among PRPs; the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs apportioned to them; currently available information from PRPs and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs; estimated legal fees; and other factors, the Company has established a reserve in its financial statements for indicated environmental liabilities with a balance of approximately $11 million at June 30, 1996. The Company expects this amount to be expended over the next three to five years.

     In connection with the Spin-Off, the Company and BW-Security entered into a Distribution and Indemnity Agreement which provided for, among other matters, certain cross-indemnities designed principally to place financial responsibility for the liabilities of businesses conducted by BW-Security and its subsidiaries with BW-Security and financial responsibility for liabilities of the Company or related to its automotive businesses with the Company. The Company has been advised that BW-Security believes that the Company is responsible for certain liabilities relating to environmental matters retained by BW-Security at the time of the Spin-Off. BW-Security has requested indemnification from the Company for past costs of approximately $1.6 million and for future costs related to these environmental matters. At the time of the Spin-Off, BW-Security maintained a letter of credit for approximately $9 million with respect to the principal portion of such environmental matters. Although there can be no assurance, based upon information currently available to the Company, the Company does not believe that it is required to indemnify BW-Security under the Distribution and Indemnity Agreement with respect to such liabilities. In addition, the Company does not currently have information sufficient to determine what its liability would be if it is ultimately determined that it is required to indemnify BW-Security with respect to such liabilities.

     The Company believes that none of these matters, individually or in the aggregate, will have a material adverse effect on its financial position or future operating results, generally either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such matter.

PRINCIPAL STOCKHOLDER

     Certain affiliates of Merrill Lynch Capital Partners, Inc. ("MLCP") control approximately 22.6% of the voting power of the Company and the executive officers and directors of the Company (without regard to shares held by affiliates of MLCP) control in the aggregate approximately 1.08% of the voting power of the Company. As a result of such stock ownership, if the MLCP affiliates and the executive officers and directors of the Company were to vote together, they may be able to influence significantly the election of the Board of Directors of the Company and votes on all other matters submitted to the Company's stockholders for approval. In addition, three of the members of the Company's Board of Directors are associated with MLCP.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes will be used to reduce amounts outstanding under the Company's revolving credit facility, under which the interest rate on September 30, 1996 was 6.1%. The Coltec Acquisition was financed with borrowings under the Company's revolving credit facility. The Company recently replaced and restated its existing revolving credit facility. Major changes reflected in the new revolving credit facility include increasing the amount of the facility from $300 million to $350 million, extending the maturity of the facility from 1999 to 2001, and releasing the subsidiaries' guaranties of the credit facility.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to reflect the issuance of the Notes offered hereby. This table should be read in conjunction with "Summary -- Recent Developments," "-- Summary Historical Financial Data" and the historical Consolidated Financial Statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Annual Report") and Form 10-Q for the quarter ended June 30, 1996, which are incorporated by reference herein.

                                                                            JUNE 30, 1996
                                                                      -------------------------
                                                                      HISTORICAL    AS ADJUSTED
                                                                      ----------    -----------
Long-term debt:
  7% Senior Notes offered hereby....................................    $   --        $ 150.0
  Bank borrowings and other.........................................     244.7           94.7
  Bank term loans...................................................      62.6           62.6
  Capital lease liabilities.........................................       5.7            5.7
                                                                        ------         ------
     Total long-term debt...........................................    $313.0        $ 313.0
                                                                        ======         ======
Short-term debt:
  Bank borrowings and other.........................................    $ 25.3        $  25.3
  Bank term loans...................................................      20.0           20.0
  Capital lease liabilities.........................................       0.1            0.1
                                                                        ------         ------
     Total short-term debt..........................................    $ 45.4        $  45.4
                                                                        ======         ======
Stockholders' equity:
  Common stock......................................................    $  0.2        $   0.2
  Other stockholders' equity........................................     619.7          619.7
                                                                        ------         ------
     Total stockholders' equity.....................................    $619.9        $ 619.9
                                                                        ======         ======

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture dated as of November 1, 1996 (the "Indenture") to be entered into between the Company and The First National Bank of Chicago, as trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of certain provisions of the Notes and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Notes and the Indenture, including the definitions therein of certain terms. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used herein have the meanings attributed to them in the Notes or the Indenture (unless otherwise defined herein).

GENERAL

     The Notes will be limited to $150,000,000 aggregate principal amount and will mature on November 1, 2006. The Notes will bear interest at the rate of 7% from November 5, 1996 payable semiannually on May 1 and November 1 of each year, commencing May 1, 1997 to the registered holders at the close of business on the April 15 or October 15 preceding such May 1 or November 1, whether or not such day is a business day. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     The certificates representing the Notes will be issued only in registered form without coupons and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

RANKING

     The Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all other senior unsecured indebtedness of the Company. On a pro forma basis as of June 30, 1996, after giving effect to the offering of the Notes and the application of the net proceeds therefrom, the Company would have had $208.4 million of other senior indebtedness outstanding, of which $5.8 million would have been secured indebtedness.

OPTIONAL REDEMPTION

     The Notes will not be redeemable prior to maturity.

SINKING FUND

     There will be no sinking fund payments for the Notes.

CERTAIN DEFINITIONS

     "Attributable Indebtedness" means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). "Net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

     "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of the Company's Subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.

     "Consolidated Net Worth" means the amount of total stockholders' equity shown in the most recent consolidated statement of financial position of the Company.

     "Current Assets" of any Person includes all assets of such Person that would in accordance with generally accepted accounting principles be classified as current assets.

     "Current Liabilities" of any Person includes all liabilities of such Person that would in accordance with generally accepted accounting principles be classified as current liabilities.

     "Non-Recourse Indebtedness" means indebtedness of the Company or any Subsidiary of the Company in respect of which the recourse of the holder of such indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither the Company nor any Subsidiary of the Company provides any credit support.

     "Principal Property" means any manufacturing plant or warehouse, together with the land upon which it is erected and fixtures comprising a part thereof, owned by the Company or any Significant Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Tangible Assets, other than any such manufacturing plant or warehouse or any portion thereof (together with the land upon which it is erected and fixtures comprising a part thereof) (i) which is financed by Industrial Development Bonds or (ii) which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Company and its Subsidiaries, taken as a whole.

     "Sale/Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary, for a period of more than three years, of any real or personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing.

     "Subsidiary" of a Person means (i) any corporation more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) any partnership or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, "securities having ordinary voting power" means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

LIMITATION ON LIENS

     The Indenture provides that the Company will not, and will not permit any Subsidiary of the Company to, issue, assume or guarantee any indebtedness for money borrowed ("Debt") if such Debt is secured by a mortgage, pledge, security interest or lien (a "mortgage" or "mortgages") upon any Principal Property of the Company or any Subsidiary of the Company or upon any shares of stock or other stock or other equity interest or indebtedness of any Subsidiary of the Company (whether such property, shares of stock or other equity interest or indebtedness is now owned or hereafter acquired) which owns any Principal Property, without in any such case effectively providing that the Notes shall be secured equally and ratably with (or prior to) such Debt; provided, however, that the foregoing restrictions shall not apply to: (a) mortgages existing on the date the Notes are originally issued or mortgages provided for under the terms of agreements existing on such date; (b) mortgages on Current Assets securing Current Liabilities; (c) mortgages on any property acquired, constructed, altered or improved by the Company or any Subsidiary of the Company after the date of the Indenture that are created or assumed contemporaneously with or within one year after such acquisition (or in the case of property constructed, altered or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof, provided that in the case of any such construction, alteration or improvement the mortgages shall not apply to any property theretofore owned by the Company or any Subsidiary of the Company other than (i) the property so altered or improved and (ii) any theretofore unimproved real property on which the property so constructed or altered, or the improvement, is located; (d) existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated with or merged with or into the Company or a Subsidiary of the Company) or mortgages outstanding at the time any Person becomes a Subsidiary of the Company that are not incurred in connection with such entity becoming a Subsidiary of the Company; (e) mortgages in favor of the Company or any Subsidiary of the Company;
(f) mortgages on any property (i) in favor of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute, (ii) securing indebtedness incurred to finance all or any part of the purchase price or cost of constructing, installing or improving the property subject to such mortgages including mortgages to secure Debt of the pollution control or industrial revenue bond type, or (iii) securing indebtedness issued or guaranteed by the United States, any State, any foreign country or any department, agency, instrumentality or political subdivision of any such jurisdiction; and (g) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clause (a), (b), (c), (d), (e) or (f); provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property).

     Notwithstanding the foregoing, the Company and any Subsidiary of the Company may, without securing the Notes, issue, assume or guarantee secured Debt (that would otherwise be subject to the foregoing restrictions) in an aggregate amount that, together with all other such secured Debt and the aggregate amount of Attributable Indebtedness of the Company and its Subsidiaries deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to the provisions described below under "-- Limitation on Sale/Leaseback Transactions" (excluding any such Sale/Leaseback Transactions the proceeds of which have been applied in accordance with clauses (2) or (3) under the "-- Limitation on Sale/Leaseback Transactions" covenant described below), does not exceed 10% of the Consolidated Net Worth, as shown on a consolidated balance sheet as of a date not more than 90 days prior to the proposed transaction prepared by the Company in accordance with generally accepted accounting principles.

LIMITATION ON SALE/LEASEBACK TRANSACTIONS

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction with any Person (other than the Company or a Subsidiary of the Company) unless:

          (1) at the time of entering into such Sale/Leaseback Transaction, the Company or such Subsidiary would be entitled to incur Debt, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a mortgage on the property subject to such Sale/Leaseback Transaction, pursuant to the provisions of the covenant described under "-- Limitation on Liens" without equally and ratably securing the Notes pursuant to such provisions;

          (2) after the date on which Notes are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, the Company or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and the Company shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (3) below); or

          (3) during the 12-month period after the effective date of such Sale/Leaseback Transaction, the Company shall have applied to the voluntary defeasance or retirement of Notes or any pari passu indebtedness of the Company an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount expended by the Company as set forth in clause (2) above), less an amount equal to the principal amount of such Notes and pari passu indebtedness voluntarily defeased or retired by the Company within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by the Company or any Subsidiary of the Company during such period.

EVENTS OF DEFAULT

     The Indenture provides that the following shall constitute Events of
Default:

          (a) default in the payment of any interest on any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

          (b) default in the payment of the principal of any Note at its maturity;

          (c) default in the performance, or breach, of any covenant or agreement of the Company in the Indenture, continued for 90 days after written notice to the Company;

          (d) acceleration of or any failure to pay at final maturity any Debt of the Company or any Subsidiary (other than the Notes or Non-Recourse Indebtedness) in an aggregate amount in excess of $25 million if such acceleration is not rescinded or annulled, or such indebtedness shall not have been discharged, within 15 days after written notice thereof to the Company; and

          (e) certain events in bankruptcy, insolvency or reorganization of the Company or any Subsidiary which constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended (a "Significant Subsidiary").

     If an Event of Default, other than certain events with respect to bankruptcy, insolvency and reorganization of the Company, shall occur and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare the principal of the Notes, and all accrued and unpaid interest thereon, to be due and payable immediately. If an Event of Default with respect to certain events of bankruptcy, insolvency or reorganization of the Company shall occur and be continuing, then the principal on the Notes, and all accrued and unpaid interest thereon, shall be due and payable immediately without any act on the part of the Trustee or any holder.

     The holders of not less than a majority in principal amount of the outstanding Notes may, on behalf of the holders of all of the Notes, waive any past default under the Indenture and its consequences, except a default (i) in respect of the payment of principal of or interest on the Notes or (ii) in respect of a covenant or provision that cannot be modified or amended without the consent of each holder.

     The Company is required to file annually with the Trustee an officers' certificate as to the Company's compliance with all conditions and covenants under the Indenture. The Indenture will provide that the Trustee may withhold notice to the holders of the Notes of any default (except payment defaults on the Notes) if it considers it to be in the interest of such holders to do so.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, when an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions concerning the rights of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of its Significant Subsidiaries to convey, transfer or lease, all or substantially all of the property and assets of the Company, on a consolidated basis, to any Person unless either the Company is the continuing corporation or such corporation or Person assumes by supplemental indenture all of the obligations of the Company under the Indenture and the Notes, immediately after the transaction no Default or Event of Default shall exist, and the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia.

MODIFICATION OR WAIVER

     Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the outstanding Notes; provided that no such modification or amendment may, without the consent of each holder, among other things: (i) change the maturity of the principal of, or any installment of interest on, the Notes; (ii) reduce the principal amount of or the rate of interest on the Notes;
(iii) change the place or currency of payment of principal of or interest on the Notes; (iv) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (v) reduce the percentage of holders necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or
(vi) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default.

     Modification and amendment of the Indenture may be made by the Company and the Trustee without the consent of any holder for any of the following purposes:
(i) to evidence the succession of another Person to the Company and the assumption by such Person of the covenants of the Company contained in the Indenture and the Notes; (ii) to add covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Company; (iii) to add Events of Default; (iv) to secure the Notes; (v) to evidence and provide for the acceptance of appointment by a successor Trustee; (vi) to cure any ambiguity, defect or inconsistency in the Indenture; provided such action does not adversely affect the interests of the holders; (vii) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of the Notes; provided such action shall not adversely affect the interests of the holders; or (viii) to conform with the requirements of the TIA.

DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, terminate the obligations of the Company with respect to the outstanding Notes ("Defeasance"). Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of the holders of outstanding Notes to receive payment in respect of the principal of and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register and transfer or exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold money in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate its obligations with respect to the Notes (being primarily the restrictions described under "-- Limitation on Liens" and "-- Limitation on Sale/Leaseback Transactions"), and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("Covenant Defeasance").

     In order to exercise either Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the outstanding Notes to maturity; (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Defeasance or Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance had not occurred (in the case of Defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (e) under the first paragraph under "-- Events of Default" herein is concerned, at any time during the period ending the 91st day after the date of deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); (iv) such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest (as defined by the TIA) with respect to any securities of the Company; (v) such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound; and (vi) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either Defeasance or Covenant Defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Debt would result.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money or certain U.S. Government Obligations has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at maturity within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity; (ii) the Company has paid or has caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

GLOBAL NOTE

     The Notes will initially be represented by a single Global Note in fully registered form without interest coupons and will be deposited with the Trustee as custodian for DTC, New York, New York and registered in the name of a nominee of DTC. DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of participants. Ownership of beneficial interests in the Global Note will be limited to participants or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form; consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate for such interest.

     So long as DTC, or its nominee, is the registered holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. Unless (i) DTC notifies the Company that it is unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days of such notice, (ii) an Event of Default has occurred and is continuing with respect to such Note and the registrar has received a request from DTC, or
(iii) the Company determines not to have the Notes represented by one or more Global Notes, owners of beneficial interests in the Global Note will not be entitled to have any portions of such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes and will not be considered the owners or holders of such Global Note (or any Notes represented thereby) under the Indenture or the Notes.

     Payment of the principal of and interest on the Global Notes will be made to DTC or its nominee as the registered owner thereof as described in "-- Payments of Principal and Interest."

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     If DTC is at any time unwilling or unable to continue as a depositary as set forth under "-- Global Note," or if the Company determines not to have the Notes represented by one or more Global Notes as provided therein, the Company will issue Notes in certificate form ("Certificated Notes") in exchange for the applicable Global Note. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by DTC.

     Holders of Certificated Notes may transfer such Notes by surrendering such Certificated Notes to (i) the office or agency maintained by the Company for such purpose in The City of New York, which initially will be the principal corporate trust office of the Trustee, or (ii) any other office or agency designated by the Company.

     Payment of the principal of and interest on the Certificated Notes will be made to holders thereof as described in "-- Payments of Principal and Interest."

PAYMENTS OF PRINCIPAL AND INTEREST

     Payments in respect of principal of and interest on Certificated Notes will be payable at the office or agency of the Company to be maintained in The City of New York, initially at the principal corporate trust office of the Trustee maintained for such purpose at 14 Wall Street, 8th Floor, New York, New York 10005; provided, however, that at the option of the Company interest on Certificated Notes may be paid by (i) check mailed to the addresses of the persons entitled thereto at such addresses as shall appear in the register of holders of Notes or (ii) transfer to an account located in the United States maintained by the person entitled thereto. Any such payment of interest shall be made to the person in whose name such Note is registered on the April 15 or October 15 immediately preceding such interest payment date.

     The total amount of payments in respect of principal of or interest on any Global Note representing one or more Notes on any interest payment date or at maturity will be made available to the Trustee on such date. As soon as possible thereafter, the Trustee will make such payments to DTC or its nominee as the registered owner of the Global Note. None of the Company, the Trustee or any paying agent will have any responsibility or liability for the payment of such amounts to beneficial owners of the Notes or for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company believes that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also believes that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in street name. Such payments will be the responsibility of such participants.

THE TRUSTEE

     The First National Bank of Chicago is the Trustee under the Indenture. The Indenture and provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should the Trustee become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Company may from time to time maintain bank accounts and have other customary banking relationships with and obtain credit facilities and lines of credit from the Trustee in the ordinary course of business; provided, however, that if the Trustee acquires any conflicting interest (as defined in Section 310(b) of the TIA), it must eliminate such conflict or resign.

     The Company will appoint the Trustee at the offices specified in the Indenture as registrar, principal paying agent and transfer agent for the Notes. In such capacities, the Trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of Notes represented by the Global Note and accepting Notes for exchange and registration of transfer, (ii) ensuring that payments of principal of and interest on the Global Note and other Notes received by the Trustee from the Company are duly paid to DTC or its nominee or the holders thereof, as the case may be, and (iii) transmitting to the Company any notices from holders of Notes. The Company will cause the transfer agent to act as a registrar. The Company may vary or terminate the appointment of the transfer agent or appoint additional or other transfer agents or approve any change in the office through which any transfer agent acts.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the purchase agreement (the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                       UNDERWRITERS                            PRINCIPAL AMOUNT
                                 -----------                                   ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated....................................................    $ 37,500,000
Chase Securities Inc.........................................................      37,500,000
Morgan Stanley & Co. Incorporated............................................      37,500,000
NationsBanc Capital Markets, Inc.............................................      37,500,000
                                                                                 ------------
               Total.........................................................    $150,000,000
                                                                                 ============

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes if any of the Notes being sold pursuant to the Purchase Agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

     The Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and in part to selected dealers (who may include Underwriters) at such price less a concession not in excess of .4% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes have been approved for listing on the NYSE under the symbol "BWA 06," subject to official notice of issuance. Prior to the offering of the Notes, there has been no public market for the Notes. The Company has been advised by the Underwriters that following the initial public offering of the Notes, they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making activity may be discontinued at any time without notice at the sole discretion of any of the Underwriters. There can be no assurance as to the liquidity of the public market for the Notes or that an active public market for the Notes will develop. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

     Because the Company is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), one of the Underwriters, the offering is being conducted in accordance with the National Association of Securities Dealers, Inc. (the "NASD") Conduct Rule 2720. In accordance with Conduct Rule 2720, no NASD member participating in the distribution will be permitted to confirm sales to accounts over which it exercises discretionary authority without the prior specific written consent of the customer. If MLPF&S conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales in the Notes because of the equity ownership of affiliates of MLPF&S.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

     Each of the Underwriters or their affiliates from time to time provide commercial and investment banking and other financial services for the Company. The Chase Manhattan Bank and NationsBank, affiliates of Chase Securities Inc. and NationsBanc Capital Markets, Inc., respectively, are co-agents and lenders under the Company's revolving credit facility and will receive their proportional share of any repayment of amounts outstanding under the revolving credit facility. See "Use of Proceeds." For information regarding the ownership by MLCP and its affiliates of Common Stock and the representation of affiliates of MLPF&S on the Board of Directors of the Company, see "Risk
Factors -- Principal Stockholder."

                                 LEGAL MATTERS

     The validity of the Notes offered hereby and certain other legal matters relating to the offering of the Notes will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Wachtell, Lipton, Rosen & Katz and Shearman & Sterling occasionally act as counsel to MLCP and other affiliates of MLPF&S.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries incorporated in this Prospectus by reference from the Company's Annual Report for each of the three years in the period ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of NSK-Warner as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of the Coltec Automotive OEM Business Group as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Form 8-K dated June 17, 1996, have been audited by Arthur Andersen LLP, as indicated by their report, which is incorporated herein by reference. The audited financial statements incorporated by reference have been so incorporated in reliance upon the report of Arthur Andersen LLP given upon the authority of said firm as experts in accounting and auditing.

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NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS, NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE NOTES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
Summary...............................    3
Risk Factors..........................    8
Use of Proceeds.......................   11
Capitalization........................   12
Description of the Notes..............   13
Underwriting..........................   21
Legal Matters.........................   22
Experts...............................   22

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                                  $150,000,000

                                      LOGO

                            7% SENIOR NOTES DUE 2006

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                              MERRILL LYNCH & CO.

                             CHASE SECURITIES INC.

                              MORGAN STANLEY & CO.
                      INCORPORATED

                       NATIONSBANC CAPITAL MARKETS, INC.
                                OCTOBER 31, 1996

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